UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response……2.50

SEC FILE NUMBER 333-152286

CUSIP NUMBER 37950V 10 3

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: __September 30, 2011 ___________________
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:  ________________________

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I REGISTRANT INFORMATION
Global Pharm Holdings Group, Inc.
Full Name of Registrant
Top Flight Gamebirds, Inc.
Former Name if Applicable
25/F New World Center, No. 6009 Yitian Road, Futian District
Address of Principal Executive Office (Street and Number)
Shenzhen, F4, 518026
City, State and Zip Code

PART II RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (the “Report”) within the prescribed time period without unreasonable effort or expense because the registrant has experienced delays in completing the financial information for the quarter ended September 30, 2011 for its independent registered public accounting firm's review and comment prior to the filing deadline. The registrant intends to file its Report on or prior to the prescribed extended date.

(Attach extra Sheets if Needed)

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

An Fu	(86)	755-83230226
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

The registrant has not filed the financial statements of businesses acquired by amendment to its Current Reports on Forms 8-K dated August 3, 2011 and August 4, 2011.

☐ Yes	☒ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  No

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects its revenue, net income and total assets reported on its Report to increase significantly from the corresponding period for the last fiscal year as a result of its organic growth and growth through acquisitions, as previously disclosed in its current reports on Forms 8-K dated July 8, 2011, August 3, 2011 and August 4, 2011 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.

A reasonable estimate of the results of such increases cannot be made by the registrant until review and comment on the Report has been completed by the registrant's independent registered public accounting firm.

Global Pharm Holdings Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date	November 15, 2011	By	/s/ An Fu

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).